CONSENT OF INDEPENDENT AUDITORS


Smith Breeden Trust:

We consent to the use in Post-Effective Amendment No. 15 to Registration Statement No. 33-44909 of our reports dated May 15, 1998 relating to the Smith Breeden U.S. Equity Market Plus Fund (formerly known as Smith Breeden Equity Market Plus Fund) and Smith Breeden Financial Services Fund of Smith Breeden Trust and Smith Breeden Short Duration U.S. Government Fund and Smith Breeden Intermediate Duration U.S. Government Fund of Smith Breeden Series Fund appearing in the Statement of Additional Information, which is a part of such Registration Statement and to the references to us under the captions "Experts" appearing in the Statement of Additional Information and "Financial Highlights" appearing in the Prospectus, which also is a part of such Registration Statement.




DELOITTE & TOUCHE LLP
Princeton, New Jersey
July 31, 1998